

October 20, 2014

<u>Via E-mail</u>
Greg Sullivan
Chief Executive Officer
GeoTraq, Inc.
1200 Westlake Ave. N.
Suite 607
Seattle, WA 98109

>   **Re: GeoTraq, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 25, 2014**
>   **File No. 333-198945**

Dear Mr. Sullivan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your statement that you are an "emerging growth company." Section 101(d) of the JOBS Act provides an "effective date" for the definition of emerging growth company: an "issuer shall not be an emerging growth company for purposes of [the Securities Act and the Exchange Act]…if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011." We note that on December 22, 2014 there was issued a Notice of Effectiveness with respect to a registration statement on Form S-1 (333-170982) filed by your predecessor, Mobile Data Corp. Please tell us how you determined that you qualify as a "emerging growth company."

2. Please advise us whether you will register your common stock under Section 12(g) of the Exchange Act by filing a Form 8-A on a pre-effective basis. If not, please revise to

clarify the consequences to investors of your being a Section 15(d) registrant in comparison to a Section 12(g) registrant. Thus, your risk factors and other disclosures should also clarify that if you do not register your securities under Section 12 of the Exchange Act, you would not be subject to the Commission's proxy, tender offer, and short swing insider trading rules for Section 12 registrants and you may not have an ongoing periodic reporting obligation.

Prospectus Cover Page

3. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

   - Has not received enough proceeds from the offering to begin operations; and
   - Has no market for its shares.

4. Please revise the proceeds table on the prospectus cover page to also disclose the amount of proceeds to the company if 10%, 50% and 75% of the shares being offered are sold.

5. We believe that you currently do not have more than nominal operations or assets and are a shell company as defined in Rule 12b-2 of the Securities Exchange Act. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

6. Please disclose that your officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act to participate in this offering and that they satisfy all the requirements of that rule.

Prospectus Summary, page 5

7. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan.

8. Please summarize how you intend to generate revenue from your operations.

9. Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development. Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting. For example, we note that the estimated cost for this offering exceeds $12,000.

10. Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Risk Factors, page 6

11. We note that your sole officer and director has no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

12. Please provide risk factor disclosure regarding the apparent lack of experience of your sole officer and director in running a public company that is reporting company with the Securities and Exchange Commission.

13. Overall, please revise this section to eliminate generic risks and risks that do reflect that you are a development stage business. For example, the risk factor "If GeoTraq encounters issues with its manufacturers..." However, we note that your operations have not generated any revenue to date. Please review and revise your risk factor disclosure to ensure that it reflects risks that are specific to your current operations or accurately reflect your state of development.

Description of Business, page 22

14. Please revise your description of your business to provide a more detailed discussion of your business plan for the next twelve months. For example, please clarify that you have not yet developed any products. In addition, please expand the discussion of the steps necessary to develop and commercialize your products, including the estimated time and expense of each development step. This discussion should address your current lack of funding necessary to develop your products and your officers and directors' lack of experience and technical expertise in this industry.

Market Information, page 26

15. Please revise your discussion under market information to specify that your common stock is currently being quoted on the OTC Pink marketplace with limited information. In addition, please specify why you are currently being traded in this marketplace.

Transactions with Related Persons, Promoters and Certain Control Persons, page 46

16. Please provide the name of your former director that issued the promissory note to you. Please file this note as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director